                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                      ------------------------------------




                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                                (Name of Issuer)



                           LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)


                                      NONE
                     (Cusip Number of Class of Securities)



                              JOHN K. LINES, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1000


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  MAY 1, 1997
            (Date of Event Which Requires Filing of this Statement)



-------------------------------------------------------------------------------


[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[ ]      Check box if a fee is being paid with the statement.

-------------------------------------------------------------------------------

CUSIP No.    None                    13D                              Page 2
===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [ ]
                                                                       (b) |X|
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                       WC
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                           [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY             -----------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                49,738.9
        PERSON WITH             -----------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  49,738.9
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    49,738.9
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.0% (Based on 199,052 Units reported outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                    PN
===============================================================================

CUSIP No.      None                13D                               Page 3
===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY

-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                          [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         MARYLAND
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                         None
       BENEFICIALLY             -----------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                       49,738.9
        PERSON WITH             -----------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                         None
                               ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                         49,738.9
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         49,738.9
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.0%            (Based on 199,052 Units reported
                                outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
===============================================================================

CUSIP No.      None                13D                               Page 4
===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) [ ]
                                                                     (b) |X|
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                   Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                           [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                              None
       BENEFICIALLY            ------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                            49,738.9
        PERSON WITH            ------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                              None
                               ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                              49,738.9
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         49,738.9
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.0%            (Based on 199,052 Units reported
                               outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
===============================================================================

CUSIP No.      None                13D                               Page 4
===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [ ]
                                                                       (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                         [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         UNITED STATES
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                49,738.9
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  49,738.9
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         49,738.9
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.0%            (Based on 199,052 Units reported
                               outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         IN
===============================================================================

                        AMENDMENT NO. 3 TO SCHEDULE 13D


     This Amendment No. 3, which relates to units of limited partnership interest ("Units") in Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"), and is being filed jointly by Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), and Mr. Andrew L. Farkas ("Mr. Farkas") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed jointly by Insignia and Mr. Farkas with the Commission on December 19, 1994, as amended by Amendment No. 1 filed jointly by Insignia, Mr. Farkas, Liquidity Assistance L.L.C. and Market Ventures L.L.C. with the Commission on October 4, 1996, and Amendment No. 2 filed jointly by the Reporting Persons with the Commission on April 25, 1997 (as amended, the "Statement").

     The following Items of the Statement are hereby supplemented and/or amended as indicated:

ITEM 2. IDENTITY AND BACKGROUND.

     Effective June 16, 1997, Jeffrey P. Cohen is serving as Vice President of IPT. Mr. Cohen's principal occupation is to serve as Senior Vice
President--Investment Banking of Insignia, and his business address is 375 Park Avenue, Suite 3401, New York, New York 10152. Mr. Cohen is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate amount of funds used by IPLP in making the purchases described in Item 5(c) was $1,107,302.96, and IPLP used its working capital to make such purchases.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The Reporting Persons acquired the Units for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Partnership or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, (d) any change in the present management of the Partnership, (e) any material change in the present capitalization or dividend policy of the Partnership, (f) any other material change in the Partnership's business or corporate structure,
(g) any other material change in the Partnership's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person, (h) causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above. However, the Reporting Persons may acquire additional Units, whether through private purchases, tender or exchange offers or by any other means deemed advisable. The Reporting Persons also may consider selling some or all of their Units, either directly or by a sale of one or more interests in one or more of the Reporting Persons, depending among other things on liquidity, strategic, tax and other considerations.

     Although the Reporting Persons do not intend to change current management or the operation of the Partnership and have no current plans for any extraordinary transaction involving the Partnership, these plans could change in the future. In addition, the Reporting Persons expect that consistent with its fiduciary obligations, ConCap Equities, Inc., which is the general partner of the Partnership and an affiliate of the Reporting Persons (the "General Partner"), will seek and review opportunities to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or combinations of the Partnership with one or more other entities, with the objective of seeking to maximize returns to holders of Units. In that regard, the Reporting Persons expect the General Partner will carefully consider any suggestions or proposals the Reporting Persons may make.

     The Reporting Persons have been advised that the possible future transactions the General Partner expects to consider on behalf of the Partnership include (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the Partnership;
(iii) sales of assets, individually or as part of a complete liquidation; and
(iv) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which the General Partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which holders of Units might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. A merger or other consolidation transaction and certain kinds of other extraordinary transactions would require a vote of the limited partners in the Partnership. The Reporting Persons' primary objective in acquiring the Units is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those Units.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) IPLP owns 49,738.9 Units, representing approximately 25.0% of the outstanding Units based on the 199,052 Units reported by the Partnership to be outstanding at March 31, 1997. IPT, Insignia and Mr. Farkas may be deemed to be beneficial owners of the Units owned by IPLP by reason of their respective relationships with IPLP. IPT is the sole general partner of IPLP, and Insignia is the majority shareholder of IPT. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 27.9% of its outstanding common stock. Accordingly, for purposes of this Amendment No. 3, the Reporting Persons all are reporting that they share the power to vote or direct the vote and the power to dispose or direct the disposition of the 49,738.9 Units owned by IPLP.

     (c) The transactions in the Units effected by IPLP from March 1, 1997 (which is 60 days prior to May 1, 1997) through the date of this Amendment No. 3 are detailed on Schedule A attached hereto. Except as otherwise noted, all purchases of Units listed on Schedule A were effected as private transactions directly with the sellers or through the facilities of the Chicago Partnership Board. No other transactions in the Units have been effected by any of the Reporting Persons within the last 60 days.

     (d)-(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7.10 Agreement of Joint Filing, dated August 1, 1997, among the Reporting Persons.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997


                           INSIGNIA PROPERTIES, L.P.

                           By: Insignia Properties Trust, its general partner


                           By: /s/ Jeffrey P. Cohen
                                ----------------------------------------
                                Jeffrey P. Cohen
                                 Vice President


                           INSIGNIA PROPERTIES TRUST


                           By: /s/ Jeffrey P. Cohen
                                ----------------------------------------
                                Jeffrey P. Cohen
                                 Vice President


                           INSIGNIA FINANCIAL GROUP, INC.


                            By: /s/ Jeffrey P. Cohen
                                ----------------------------------------
                                Jeffrey P. Cohen
                                 Senior Vice President



                                        /s/ Andrew L. Farkas
                                ----------------------------------------
                                            Andrew L. Farkas

                                          SCHEDULE A

   Date                           No. of Units                 Price/Unit
   ----                           ------------                 ----------

 03/01/97                           253.50                        294.50
                                    127.00                        297.01
                                     40.00                        315.00
                                     26.00                        282.40
                                     25.00                        325.00
                                     20.00                        273.75
                                     20.00                        298.66
                                     20.00                        298.66
                                     18.50                        307.40
                                     17.00                        282.87
                                     13.00                        265.00
                                     11.00                        278.31
                                     10.00                        287.43
                                      8.00                        306.37
                                      8.00                        273.75
                                      7.50                        287.48
                                      7.00                        279.43
                                      5.00                        265.20
                                      5.00                        220.20
                                      5.00                        208.20
                                      5.00                        305.00
                                      5.00                        208.20
                                      4.00                        320.00
                                      4.00                        360.00
                                      4.00                        275.25
                                      4.00                        330.00
                                      3.50                        243.00
                                      3.00                        311.33
                                      3.00                        302.65
                                      2.00                        275.00
                                      2.00                        307.50
                                      2.00                        305.00
                                      2.00                        305.00
                                      2.00                        305.00
                                      2.00                        220.50
                                      2.00                        315.00
                                      2.00                        255.00
                                      2.00                        255.00

 04/01/97                           100.00                        324.00
                                     50.00                        355.00
                                     50.00                        347.05
                                     15.00                        302.00
                                     12.50     		          317.00
                                     10.00                        355.00
                                     10.00                        305.68
                                     10.00                        295.00

   Date                           No. of Units                 Price/Unit
   ----                           ------------                 ----------

 04/01/97                              4.00                       300.00
                                       2.00                       255.00
                                       2.00                       240.50


 05/01/97                          1,545.00                       300.00
                                      33.50                       322.01
                                      25.00                       305.50
                                      25.00                       335.00
                                      25.00                       321.00
                                      15.00                       340.00
                                       7.00                       310.71
                                       3.00                       350.00
                                       2.00                       275.00
                                       2.00                       320.00
                                       2.00                       233.31
                                       2.00                       337.00

 06/01/97                             20.00                       334.99
                                      12.00                       334.24
                                      10.00                       340.00
                                       2.00                       349.50
                                       2.00                       349.50
                                       2.00                       323.00
                                       2.00                       323.00
                                       2.00                       331.50
                                       2.00                       325.00
                                       1.00                       225.00

 07/01/97                            500.00                       355.00
                                      50.00                       334.25
                                      30.50                       310.00
                                      25.00                       302.40
                                      17.50                       330.96
                                      15.00                       332.80
                                      10.00                       363.00
                                       2.00                       320.00
                                       2.00                       329.50
                                       2.00                       325.00
                                       2.00                       338.00
                                       2.00                       232.00

 07/01/97                            338.50                  Not Applicable
                                                      (Inter-company Transfers)

 08/01/97                             50.00                       340.00
                                      46.00                       325.00
                                      25.00                       335.00
                                      20.00                       347.10
                                      15.00                       340.00
                                       3.00                       332.00
                                       2.00                       340.00
                                       2.00                       330.00
                                       2.00                       325.00
                                       2.00                       325.00
                                       2.00                       315.00
                                       1.00                       337.60

                                 EXHIBIT INDEX



EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

  7.10 Agreement of Joint Filing, dated August 1, 1997, among the Reporting Persons.